August 29, 2005


Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

We are currently principal accountants for The Reader's Digest Association, Inc. and, under the date of August 30, 2004, we reported on the consolidated financial statements of The Reader's Digest Association, Inc. as of and for the years ended June 30, 2004 and 2003. On August 23, 2005, we informed The Reader's Digest Association, Inc. that we would not submit a proposal regarding the engagement as independent registered public accountants for the audit of The Reader's Digest Association, Inc.'s financial statements for the fiscal year ending June 30, 2006, and that we would not stand for reelection. We informed the Company that the auditor-client relationship with KPMG LLP will cease upon completion of the audit of The Reader's Digest Association, Inc.'s consolidated financial statements as of and for the year ended June 30, 2005, and management's assessment of the effectiveness of internal control over financial reporting as of June 30, 2005, and the effectiveness of internal control over financial reporting as of June 30, 2005 and the issuance of our reports thereon.

We have read The Reader's Digest Association, Inc.'s statements included under
Item 4.01 of its Form 8-K dated August 29, 2005, and we agree with such statements, except that we are not in a position to agree or disagree with The Reader's Digest Association, Inc.'s statement that the request for proposal was determined by the Board of Directors and we are not in a position to agree or disagree with The Reader's Digest Association, Inc.'s statement that the proposal was issued to several large, international public accounting firms.

Very truly yours,

/s/KPMG LLP
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KPMG LLP